

June 4, 2013

Via E-mail
Mr. Marek Tomaszewski
President
Altimo Group Corp.
Józefa Bema 6A
Bydgoszcz, 85-001 Poland

> **Re:** **Altimo Group Corp.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2013**
> **File No. 333-188401**

Dear Mr. Tomaszewski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Your filing contains a number of inconsistencies, such as disclosure relating to the number of shares sold and outstanding, the duration of the proposed offering, the price of your equipment, the amount of funding needed over the next 12 months and your lease costs. It also contains a number of unsupported assertions such as the potential profit profile of your business plan. We will cite examples of such items in the following comments, but to eliminate the need for us to issue repetitive comments, please provide support for all such assertions, eliminate inconsistent and inaccurate disclosure, and make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.   Please revise your prospectus disclosure to reconcile the following statements:

- At pages 2 and 6, you suggest that the shares will be offered for no more than 240 days, but at page 20 you state that you "expect to complete our public offering within 12 months after the effectiveness of our registration statement";

- At page 6 you refer to 10,000,000 shares of common stock issued and outstanding, at page 34 you indicate that present stockholders [sic] will own approximately 50% of your outstanding shares post-offering, and at page 24 you state that you "have sold 10,000,000 shares of common stock to our sole officer and director for net proceeds of $10,000." However, the balance of the disclosure throughout the prospectus suggests that Mr. Tomaszewski purchased 8,000,000 shares for $8,000, which would result in his owning 44% post-offering, assuming all 10,000,000 shares offered are sold; and

- At an assumed 25% of the maximum offering, despite budgeting less than $21 per month for "salary" (page 16), you suggest at page 26 that your staff (one employee?) would be capable of potentially generating $360 of revenue per hour, selling 180 frozen yogurts per hour from your one machine, or one sale every 20 seconds.

3.   Revise to eliminate "puffing" or subjective statements or provide us with independent supplemental support for all such assertions, including the following:

- "frozen yogurt snack food" is "famous" (page 25 and elsewhere);
- "frozen yogurt … will only gain its popularity [in Poland] with time like it did in North America" (page 25);
- "Frozen yogurt is the most unique tasting product in the better-for-you frozen desserts industry" (page 26);
- The "current market price" for frozen yogurt [in Poland?] is "$3.50/cup" (page 21); and
- "The Company believes that all commercially reasonable efforts have been made to minimize the risks attendant with the departure by key personnel from service" (page 11), particularly in light of having only one (at-will) employee who is also your sole stockholder.

Cover Page

4.   Please revise the prospectus cover page to move the table of proceeds to the body of your prospectus.

Management's Discussion and Analysis or Plan of Operation, page 19

5.   We note your disclosure stating that in order to implement your plan of operations for the next twelve month period, you require a minimum of $50,000 from the offering. Please

reconcile this with your disclosure on page 5 stating that you will require a minimum funding of $25,000.

Purchase frozen yogurt machines SS100 and supplies, page 21

6.   We note your disclosure of estimated costs under this heading to be between $7,000 and $28,000. Please reconcile this information with your disclosure on page 26 indicating that the price of the frozen yogurt machine you agreed to purchase from Forte Supply-Boulder is $8,099.

Commence marketing campaign, page 22

7.   You indicate that if you sell either 75% or 100% of the shares offered, you will spend $4,500 or $8,000 on a marketing campaign. Reconcile that statement with the estimated costs of $800 to $7,400 mentioned in the introductory language under this heading.

Expenses, page 22

8.   Please expand your disclosure of other expenses to clarify the extent to which you plan to ship supplies other than the yogurt machines to Poland from the United States or elsewhere to indicate the basis for your estimated costs.

Liquidity and Capital Resources, page 24

9.   Please reconcile your disclosure stating that as of March 31, 2013 your liabilities included $6,479.20 owed to Forte Supply with the absence of such reporting in your Balance Sheet on page F-2. If you had taken possession of a machine or otherwise incurred a liability prior to March 31, 2013, the transaction would need to be reported in your financial statements to comply with GAAP. Please revise your accounting and disclosure as necessary to clarify the status and terms of your agreement with Forte Supply.

10.   We note your disclosure stating that you sold 8,000,000 shares of common stock at a price of $0.01 per share, for aggregate proceeds of $8,000. Given your financial reporting on page F-4, it appears the per share amount should be $0.001. Please revise disclosures throughout your filing as necessary to clarify.

Description of Business, page 25

Need for Government Approval on Principal Products or Services, page 27

11.   We note the disclosure in this section and under "Government Regulation" at page 28. Provide expanded disclosure describing all the material requirements or regulations of the local, regional, and national authorities regarding the importation and sale of food

products, or explain the basis for your suggestion that no such government approval is necessary or will have a material impact on your planned business.

Verbal Agreement with Forte Supply, page 26

12.   Explain why you refer to the contract as a "verbal contract" at page 26, but you indicate at page 21 that on March 23 you "paid 20% retainer ($1,619.80 USD) according to the signed Sales Agreement." In this regard, please tell us whether Exhibit 10.2 is the actual Sales Agreement or a summary of the Sales Agreement. Also explain why you suggest at page 26 that the cost of the first such machine is to be "$7,000 including delivery and whole package," while indicating elsewhere (including in the written agreement you filed as exhibit 10.2) that the purchase price is $8,099, 20% of which would be $1,619.80.

13.   Please advise whether the frozen yogurt machine has been delivered to you and, if not, why not.

Lease Agreement, page 27

14.   We note your disclosure, concerning your lease agreement with Leszek Piekut, President of "PDT," in the fifth paragraph stating that for the second and third year of the agreement the annual rent is $3,600. Please reconcile this with the terms in your Lease Agreement filed as Exhibit 10.1 indicating that for the second and third year of the agreement the annual rent is $4,800 plus applicable taxes.

Exhibits, page 43

15.   Please list Exhibit 10.2 in your exhibit index.

16.   Please file as exhibits a written description of all material oral contracts with Mr. Tomaszewski, including those relating to the loans and future advances you discuss at pages 15, 16, and 31. Please see Item 601(b)(10)(iii) of Regulation S-K.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-6

17.   Please revise your disclosure on page 25 or under this heading to clarify whether April 30 or March 31 has been selected as your fiscal year-end.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
      David Lubin, Esq.